FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 23, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs of the interest rate maintenance regarding sixth, seventh, eighth, ninth and tenth bond coupons (bonds series 03 issue, state registration No 4-03-06005-A, registered on “17” January 2008, in total amount of 5 000 000 (five million) bonds par value 1000 (one thousand) rubles of each bond) equal to 7.45% per annum.

The aggregate payment under the sixth bond coupon and each subsequent is 185 750 000 (one hundred eighty five million seven hundred fifty thousand ) rubles, 00 kopecks, that constitutes 37 (thirty seven ) rubles, 15 (fifteen) kopecks per bond.

The total paid up income under the bond is 1 023 086 120 (One billion twenty three million eighty six thousand one hundred twenty) rubles 96 (ninety six) kopecks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO Wimm-Bill-Dann Foods OJSC

Date: August 23, 2010